FirmTech, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
FirmTech, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
June 5, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	112,627	220,200
Total Current Assets	112,627	220,200
Non-current Assets		
Intangible Assets: Intellectual Property including Trademark, net of Accumulated Amortization	222,542	234,792
Total Non-Current Assets	222,542	234,792
TOTAL ASSETS	335,168	454,992
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	29,094	4,048
Notes Payable - Related Party	124,250	-
Notes Payable	-	20,832
Total Current Liabilities	153,344	24,880
Non-current Liabilities		
Other Payable	145,000	145,000
Total Non-Current Liabilities	145,000	145,000
TOTAL LIABILITIES	298,344	169,880
EQUITY		
Common Stock	2,559,338	1,347,338
Accumulated Deficit	(2,522,514)	(1,062,226)
Total Equity	36,824	285,112
TOTAL LIABILITIES AND EQUITY	335,168	454,992

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	1,497	131,727	-	(110,583)	21,144
Issuance of Common Stock	1,915	1,215,611	-	-	1,215,611
Net Income (Loss)	-	-	-	(951,643)	(951,643)
Ending Balance 12/31/2021	3,412	1,347,338	-	(1,062,226)	285,112
Issuance of Common Stock	1,588	1,212,000	-	-	1,212,000
Net Income (Loss)	-	-	-	(1,460,288)	(1,460,288)
Ending Balance 12/31/2022	5,000	2,559,338	-	(2,522,514)	36,824

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	78,202	-
Cost of Revenue	18,231	-
Gross Profit	59,971	-
Operating Expenses		
General and Administrative	497,456	205,843
Research and Development	1,020,486	735,592
Rent and Lease	10,898	-
Amortization	12,250	10,208
Total Operating Expenses	1,541,090	951,643
Operating Income (loss)	(1,481,120)	(951,643)
Other Expenses		
PPP Loan Forgiveness	20,832	-
Total Other Expenses	20,832	-
Earnings Before Income Taxes	(1,460,288)	(951,643)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(1,460,288)	(951,643)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(1,460,288)	(951,643)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	12,250	10,208
Accounts Payable	25,046	192
PPP Loan Forgiveness	(20,832)	-
Other Payable	-	145,000
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	16,464	155,400
Net Cash provided by (used in) Operating Activities	(1,443,823)	(796,243)
INVESTING ACTIVITIES		
Purchase of Intellectual Property & Trademark	-	(245,000)
Net Cash provided by (used by) Investing Activities	-	(245,000)
FINANCING ACTIVITIES		
Proceeds from Issuance of Common Stock	1,212,000	1,215,611
Proceeds from Issuance of Debt	-	20,832
Proceeds from Issuance of Debt from Related Party	124,250	-
Net Cash provided by (used in) Financing Activities	1,336,250	1,236,443
Cash at the beginning of period	220,200	25,000
Net Cash increase (decrease) for period	(107,573)	195,200
Cash at end of period	112,627	220,200

FirmTech, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

FirmTech, Inc. ("the Company") was incorporated in Delaware on September 16th, 2020. The Company has created first of its kind sexual wellness products for both men and women. The Company's Tech Ring and Performance Ring are currently in the marketplace while the female product line is in research and development. The Company's headquarters are in Bozeman, Montana. The Company's customers will be located in the United States, UK, and EU.

The Company will conduct a crowdfunding campaign under regulations CF in 2023 to raise operating capital for research, development, and marketing purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products through online sales. Revenue is recognized at the time of sale.

Other Income

The Company recognized other income of $20,832 in 2022 resulting from the forgiveness of its PPP loan.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Intangible Assets

The Company acquired intellectual property including trademark and usage rights to "FirmTech", from a third party, who developed erectile dysfunction technology, in exchange for a cash payment of $100,000. The Company will pay an additional $145,000 when the Company achieves cumulative gross sales of $1,500,000. The $145,000 is reflected as a non-current liability as "Other Payable" on the balance sheet herein. The amount does not accrue interest.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Intellectual Property including Trademark	20	245,000	(22,458)	-	222,542
Grand Total	**-**	**245,000**	**(22,458)**	**-**	**222,542**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company entered into an eleven (11) month lease on February 22, 2022 that expired on January 31, 2023. The monthly payment amount is $1,000.

Year Ending December 31,	Payment
2022	10,000
2023	1,000
2024	-
2025	-
2026	-
Thereafter	-

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value per Share	
Nonvested shares, January 1, 2021	-	$	-
Granted	1,000	$	-
Vested	(100)	$	-
Forfeited	-	$	-
Nonvested shares, December 31, 2021	900	$	-
Granted	757	$	-
Vested	(93)	$	-
Forfeited	(900)	$	-
Nonvested shares, December 31, 2022	664	$	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Montana. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into a convertible note agreement with the CEO totaling $124,250. The loan accrues interest at 10% and has a maturity date in 2024. The note is convertible into shares of the Company's common stock. The conversion rate is the principal and accrued interest divided by the fair market value of the share price at the time of conversion, with a fair market value floor set at a $12M valuation.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments, guarantees, or contingency besides the contingency of payment for the "Other Payable" disclosed in the Intangible Assets disclosure above.

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of convertible note entered into with the CEO.

See Intangible Assets disclosure for details of the "Other Payable" listed on the balance sheet in the amount of $145,000.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	-
2024	$124,250
2025	-
2026	-
2027	-
Thereafter	$145,000

NOTE 6 – EQUITY

The Company has authorized 5,000 common shares with no par share. 5,000 shares were issued and outstanding as of 2021 and 2022.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 5, 2023, the date these financial statements were available to be issued.

In 2023, the Company entered into a series of Convertible Notes (the "Notes") with its founder Elliot Justin. The cumulative total of the Notes is $366,000 accruing interest at 10% due in 2025. The Company also entered into two distribution contracts in 2023, which resulted in the ability to expand revenue beyond online sales.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs and address any doubt regarding its ability to continue as a going concern.